Filed by United States Steel LLC and USX Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                       And deemed filed pursuant to Rule 13e-4
                                        Of the Securities Exchange Act of 1934
                                              Subject Company: USX Corporation
                                                 Commission File No. 333-71454




     This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The exchange offers are made solely by the
 Prospectus dated November 5, 2001 and the related Letters of Transmittal and
     Notices of Guaranteed Delivery and are being made to all holders of Outstanding Securities. The exchange offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Outstanding Securities in any jurisdiction in which the making or accepting of the exchange offers would not be in compliance with the laws of such jurisdiction.

                           United States Steel LLC
                             to be converted into
           (USS)         United States Steel Corporation

                         Notice of Offers to Exchange

                             up to $365,000,000 of
                  10% Senior Quarterly Income Debt Securities
                      (SQUIDS(SM)) due 2031 (the "SQUIDS")

         for the Following Securities (the "Outstanding Securities"):

        6.50% Cumulative Convertible Preferred Stock of USX Corporation
             (Cusip No. 902905 819) (the "6.50% Preferred Stock")

       6.75% Convertible Quarterly Income Preferred Securities (QUIPS(SM)) of USX Capital Trust I (Cusip No. 90339 E201) (the "6.75% QUIPS")

     8.75% Cumulative Monthly Income Preferred Shares (MIPS(R)), Series A, of USX Capital LLC (Cusip No. P96460 103) (the "8.75% MIPS")



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            EACH OF THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL
            EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 7,
             2001, UNLESS EARLIER TERMINATED OR EXTENDED BY UNITED
                                 STATES STEEL.
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         United States Steel LLC, a Delaware limited liability company
("United States Steel"), which is currently a wholly owned subsidiary of USX Corporation, a Delaware corporation ("USX") is offering, upon the terms and subject to the conditions set forth in the Prospectus dated November 5, 2001 (the "Prospectus") and the related Letters of Transmittal, to exchange $50 principal amount of SQUIDS for each validly tendered and accepted share of 6.50% Preferred Stock; $50 principal amount of SQUIDS for each validly tendered and accepted 6.75% QUIPS, plus a cash payment for accrued plus unpaid distributions; and $25 principal amount of SQUIDS for each validly tendered and accepted 8.75% MIPS, plus a cash payment for accrued plus unpaid dividends.

         Holders of shares of 6.50% Preferred Stock tendered and accepted in the exchange offers will not be paid accrued dividends upon completion of the exchange offers. Rather, all holders of 6.50% Preferred Stock as of December 3, 2001 will receive payment on December 31, 2001 in the amount of the full quarterly dividend payable on the 6.50% Preferred Stock for the fourth quarter of 2001.

         The exchange offers are subject to the conditions described in the Prospectus, including the minimum condition that at least $150 million principal amount of SQUIDS, in the aggregate, are issued in the exchange offers. United States Steel will accept up to a maximum face amount of (i) $77 million of 6.50% Preferred Stock, (ii) $127 million of 6.75% QUIPS and (iii) $161 million of 8.75% MIPS in the exchange offers. If United States Steel receives tenders for more than the face amount of any series of Outstanding Securities than are set forth above, it will prorate the number of validly tendered Outstanding Securities in such series that it will exchange from each tendering holder.

         United States Steel is making the exchange offers in connection with a reorganization of USX, pursuant to which USX will distribute all of the equity securities of United States Steel Corporation to the holders of USX's
U. S. Steel Group common stock (the "Separation"). Following the Separation, United States Steel will be an independent, publicly owned company and will no longer be a subsidiary of USX. As part of the Separation, which is expected to be completed on or about December 31, 2001, United States Steel LLC will convert into United States Steel Corporation, a Delaware corporation, and USX will change its name to Marathon Oil Corporation. The Separation is subject to the satisfaction or waiver of a number of conditions. The issuance of the SQUIDS is not subject to completion of the Separation.

         All outstanding 8.75% MIPS will be redeemed on December 31, 2001 for a cash payment of $25 plus accrued but unpaid dividends. If the Separation occurs, the then outstanding 6.50% Preferred Stock will be converted into the right to receive, in cash, $50 per share plus accrued but unpaid dividends and the then outstanding 6.75% QUIPS will be redeemed for a cash payment of $50 plus accrued but unpaid distributions.

         Until the completion of the Separation, USX will fully and unconditionally guarantee the SQUIDS. Following the Separation, USX will no longer guarantee the SQUIDS and the sole obligor of the SQUIDS will be United States Steel Corporation which, after the Separation, will have a substantial amount of indebtedness and other obligations and will have a credit rating below "investment grade," which will be lower than the current credit ratings of USX.

         The SQUIDS -- The SQUIDS will mature on December 31, 2031. Interest on the SQUIDS will begin to accrue on the Exchange Date (as defined in the Prospectus) and will be payable quarterly on each March 31, June 30, September 30 and December 31, commencing March 31, 2002. The SQUIDS will be redeemable at the option of United States Steel, in whole or in part, on or after December 31, 2006 at 100% of the principal amount redeemed together with accrued but unpaid interest to the redemption date. If the USX board of directors determines not to proceed with the Separation, United States Steel will have the option to redeem the SQUIDS, in whole or in part, on or prior to December 31, 2002, at 100% of the principal amount redeemed, together with accrued but unpaid interest through the redemption date. Ownership of the SQUIDS will be recorded in book-entry form on the Exchange Date, and will not be represented by physical certificates.

         Expiration, Extension, Termination and Amendment of the Exchange Offers -- The exchange offers expire at 5:00 p.m., New York City time, on December 7, 2001. However, United States Steel may at any time prior to the expiration date extend the expiration of the exchange offers, terminate the exchange offers for failure to satisfy any of the conditions to the exchange offers, or amend the exchange offers by giving oral notice to the Exchange Agent. Any such extension, termination or amendment will be followed as promptly as practicable by a public announcement, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

         Procedures for Tendering Outstanding Securities; ATOP; Withdrawal of Tenders -- If you wish to tender Outstanding Securities in the exchange offers, you must tender all Outstanding Securities that you own. Partial tenders are not permitted. Beneficial owners of Outstanding Securities may tender by instructing their custodian bank, depositary, broker, trust company or other nominee to deliver an agent's message or a letter of transmittal to the Exchange Agent, and to effect a book-entry transfer of the Outstanding Securities into the account of the Exchange Agent through the Automated Tender Offer Program of the Depositary Trust Company. Holders of 6.50% Preferred Stock in certificated form may tender by properly completing and signing the yellow letter of transmittal, and delivering it, along with the stock certificate or notice of guaranteed delivery, to the Exchange Agent, or by delivering the stock certificate to a broker for tendering by book-entry transfer as set forth above. In all cases, all deliveries necessary to tender Outstanding Securities must be received by the Exchange Agent prior to the expiration of the exchange offers, as set forth above. Tenders may be withdrawn by completing the withdrawal procedures set forth in the Prospectus prior to the expiration of the exchange offers. Partial withdrawals are not permitted.

         Exchange Date -- Ownership of SQUIDS issued in the exchange offers will be recorded in book-entry form on the exchange date, which will be the third business day following the expiration date of the exchange offers, unless proration is necessary, in which case the exchange date will be on or before the seventh business day following the expiration date.

         No Recommendation -- None of United States Steel LLC, USX, the Exchange Agent, the Information Agent, or the Dealer Managers makes any recommendation as to whether or not holders of Outstanding Securities should exchange their securities in the exchange offers.

         Stock Exchange Listing -- The SQUIDS have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

         Delivery of Prospectus -- The Prospectus and related documents, including the Letters of Transmittal, are being delivered to record holders of Outstanding Securities and, for delivery to beneficial owners, to brokers, dealers, commercial banks, trust companies and other nominees who are known to hold Outstanding Securities for beneficial owners.

         The Prospectus and the related Letters of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the exchange offers. Holders of Outstanding Securities may obtain a free copy of the Prospectus and other documents filed by USX and United States Steel with the Securities and Exchange Commission ("SEC") at the SEC's website at http://www.sec.gov/. Such holders may also obtain a free copy of the Prospectus from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, PA 15219-4776. Phone (412) 433-4801, (866)
433-4801 (toll free), (412) 433-4818(fax).

         More Information -- Any questions about the terms of the exchange offers should be directed to the Dealer Managers at the telephone number set forth below. Any questions about tender procedures and requests for copies of the Prospectus and related documents, including the Letters of Transmittal, may be directed to the Information Agent at the telephone number set forth below.

               The Dealer Managers for the Exchange Offers are:
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                           Toll Free: (800) 828-3182

               The Information Agent for the Exchange Offers is:
                         Mellon Investor Services LLC
                          44 Wall Street - 7th Floor
                           New York, New York 10005
                           Toll Free: (866) 293-6624
                              Tel: (917) 320-6286
                              Fax: (917) 320-6320

                The Exchange Agent for the Exchange Offers is:
                             The Bank of New York
                                20 Broad Street
                          Corp. Trust Services Window
                           New York, New York 10286
                           Attn: Reorganization Unit
                       Fax (Eligible Institutions Only):
                       (914) 773-5015 or (914) 773-5025
                       To Confirm by Tel: (914) 773-5735

         SQUIDS(SM) and QUIPS(SM) are service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.

November 27, 2001